# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Columbus Circle Capital Corp. I, CIK 0002056263
CUSIP: G2296A109
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 3 COLUMBUS CIRCLE, 24TH FLOOR, 3 COLUMBUS CIRCLE, 24TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 12/05/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001076809-25-000142
Filed by CIK 0001076809
Persons authorized to receive notices and communications: Glazer Capital, LLC, 250 West 55th Street, Suite 30A, New York, New York (NY), 10019, 2128087304

## Reporting persons
- GLAZER CAPITAL, LLC (CIK 0001076809): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Paul J. Glazer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Columbus Circle Capital Corp. I
Address of issuer's principal executive offices: 3 COLUMBUS CIRCLE, 24TH FLOOR, 3 COLUMBUS CIRCLE, 24TH FLOOR, NEW YORK, New York (NY), 10019
Comment: This Amendment No. 1 ("Amendment No.1") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on November 18, 2025 (the "Schedule 13D") relating to the Class A ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of the Issuer as set forth herein. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of Ordinary Shares beneficially owned by each Reporting Person. On December 5, 2025, the business combination between the Issuer and the Target consummated, wherein the Target was the surviving entity and each outstanding Ordinary Share was cancelled in exchange for the right to receive shares of common stock par value $0.001 per share, of the public company entity of the Target ("Pubco Stock"), and each holder of a warrant of the Issuer received a warrant to purchase one share of Pubco Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On October 21, 2025, the Reporting Persons sold 1,981 Ordinary Shares in the open market at $10.75 per share. Except as otherwise disclosed herein, the Reporting Persons have not effectuated any transactions in the Ordinary Shares during the past sixty (60) days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 5, 2025

## Signatures
- GLAZER CAPITAL, LLC: Paul J. Glazer, Paul J. Glazer, Managing Member (12/15/2025)
- Paul J. Glazer: Paul J. Glazer, Paul J. Glazer (12/15/2025)